Exhibit 6.3

VARIATION AGREEMENT TO TECHNOLOGY LICENCE AGREEMENT

This Variation Agreement to the Technology License Agreement (this “Variation Agreement”) dated as 8 December 2017 (the “Effective Date”), is by and between Life Science Biosensor Diagnostics Pty Ltd., an Australian proprietary limited company having an address at Level 7, 222 Clarence Street, Sydney NSW 2000 Australia (“Licensor”) and Glucose Biosensor Systems (Greater China) Holdings Inc., a company having an registered office at Corporation Trust Centre, 1209 Orange St, City of Wilmington, County of New Castle, Delaware 19801 (“Licensee”) (each, a “Party” and collectively the “Parties”).

WHEREAS, the parties entered into the license agreement in respect of the Glucose Biosensor Technology dated 25 August 2017 (the “Licence Agreement”).

WHEREAS, the parties wish to amend the terms of the Licence Agreement on the terms and conditions set out in, and on and from the date of this Variation Agreement. The parties acknowledge that the terms and conditions of the Licence Agreement, unless amended by this Variation Agreement, remain in full force and effect.

NOW, THEREFORE, for good and valuable consideration, and intending to be legally bound, Licensee and Licensor agree as follows:

1.	Definitions; Interpretation

1.1	Definitions.

Any capitalised term set out in this Variation Agreement has the meaning ascribed to that term in the Licence Agreement unless the context provides otherwise.

1.2         Interpretation. In this Variation Agreement, clause 1.2 of the Licence Agreement is adopted and incorporated by reference herein.

2.	Variation

2.1	Clause 2.2 Exclusivity

A new clause 2.2e. is inserted to the Licence Agreement which provides:

“e.	The Licensor must (i) supply all Licensed Product as ordered by the Licensee in accordance with this agreement, (ii) ensure that all Anonymized End User Data and End User Identifiable Data is accessible to the Licensee, and (iii) ensure that all Licensed Product supplied to the Licensee will be of merchantable quality and in accordance with all laws and regulations in the Territory.”

2.2	Clause 7 Warranties; Liability

A new sentence is included at the conclusion of existing clause 7.1 is inserted to the Licence Agreement which provides:

“The Licensor represents and warrants to the Licensee that it is the legal and beneficial owner of all intellectual property rights in respect of the Licensed Property and the exercise by the Licensee of its rights under this Licence Agreement in respect of the Licenced Product will not violate any third party’s property or right.”

* Certain information in this agreement has been omitted and filed separately with the Securities and Exchange Commission. [*] indicates that text has been omitted and is the subject of a confidential treatment request.

2.3	New Clause 7.5A Licensor Indemnity

A new clause 7.5A. is inserted to the Licence Agreement which provides:

“Licensor hereby agrees to defend, indemnify, and hold harmless Licensee, all Affiliates, and all officers, directors, employees, and agents of Licensee or any Affiliate (collectively, the “Licensee Indemnitees”) from and against any claim, action, suit, litigation, demand, allegation, arbitration, proceeding, judgment, order, damages, loss, liability, injury, costs, expenses (including, without limitation, reasonable attorneys’ fees and witness and other defense costs), settlement, and other payment obligation of any Licensee Indemnitee arising from or in connection with or related to: (i) any third party claim that the exercise by the Licensee of its rights under this Licence Agreement in respect of the Licenced Product is in violation of their property or rights, and (ii) any Licensed Product regulatory or quality recall or any consumer or user claims or liability in relation to Licensed Product (regardless of any contributory or comparative negligence of any Licensee Indemnitee, but not for any damages to the extent resulting from such contributory or comparative negligence of any Licensee Indemnitee).”

2.4	Schedule 4 – License Fees; Royalties

Paragraph 2, ‘Royalty Fee payable as follows’ of Schedule 4 is deleted in its entirety and replaced with the following:

“2.	Royalty Fee payable as follows:

All royalties will be payable quarterly from the Commencement Date and subject to provision of required reports and financial statements.

Fee payments include:

a.	Royalty – [*]% based on Net Sales of Commercial Units;

b.	Royalty – [*]% based on Net Sales of an optional dedicated reading device;

c.	App License fee as advised by the Licensor to the Licensee in writing from time to time; and

d.	App fee for services for patient support program and education as advised by the Licensor by the Licensee in writing from time to time.”

2.5	Schedule 4 – License Fees; Royalties

A new paragraph 3, ‘Milestone Payments’ is inserted in Schedule 4 – License Fees; Royalties which provides:

“3.	Milestone Payments

The following payments are due on the meeting of each of the following milestones, as contributions towards the overall approval and commercialisation process.

* Certain information in this agreement has been omitted and filed separately with the Securities and Exchange Commission. [*] indicates that text has been omitted and is the subject of a confidential treatment request.

a.	LSBD delivering a health economics study on the impact of diabetes in China	$	[*]

b.	LSDB delivering finalised field prototype biosensor	$	[*]

c.	LSBD defining final manufacture to scale methodology	$	[*]

d.	LSBD delivering a global regulatory strategy plan	$	[*]

e.	LSBD delivering commercial and medical affairs prelaunch strategy	$	[*]

f.	LSBD delivering KOL development plan	$	[*]

g.	LSBD delivering Publication Plan and strategy	$	[*]

h.	LSBD delivering Validated Clinical Survey/Study for prescribers and patients	$	[*]

i.	LSBD commencing scale manufacturing for performance testing	$	[*]

j.	Performance testing commencement	$	[*]

k.	Performance testing concluded	$	[*]

l.	Regulatory approval submission	$	[*]

m.	Regulatory review and approval	$	[*]

n.	LSBD delivering applications to monitor readings on smart device	$	[*]

o.	LSBD commencing development on cloud database	$	[*]

p.	LSBD completing development on cloud database	$	[*]

q.	LSBD completing artificial intelligence interface	$	[*]

r.	LSBD delivering finalised product for sale.having the first batch of glucose biosensors ready for sale	$	[*]

s.	LSBD delivering patient education and patient support programs	$	[*]

t.	Prelaunch delivery of initial calibrated batch for market	$	[*]

	Total	USD	[*]

2.6	Schedule 5 Milestones and Minimum Distribution Requirements

A new Section B Licensor’s Obligations. is inserted to the conclusion of Schedule of 5 the Licence Agreement which provides:

“Section B Licensor’s Obligations

The Licensor must, unless otherwise agreed in writing with the Licensee:

10.	provide to Licensee on request all required information associated with or necessary to obtain regulatory approval in the Territory;

11.	provide all reasonable assistance to the Licensee in meeting its obligations under this Schedule 5 Milestones and Minimum Distribution Requirements; and

12.	ensure that all Licensed Product is packaged in accordance with all regulatory requirements in the Territory including in an accepted language in the Territory.”

2.7	Schedule 6 Distribution Requirements

A new sub-paragraph 8 is inserted to the conclusion of Schedule of 6 the Licence Agreement which provides:

“8.	The Licensor must, subject to regulatory requirements in the Territory, package all Licenced Product in accordance with the reasonable written requirements of the Licensee.”

3.	Miscellaneous

3.1	Entire Agreement; Amendment; Waiver. This Variation Agreement and the Licence Agreement constitutes the entire understanding and agreement between the Parties hereto related to the subject matter hereof. Neither this Variation Agreement nor the Licence Agreement nor any term or provision hereof may be waived, changed, discharged or terminated except by an instrument in writing signed by the person against whom the enforcement of any waiver, change, discharge or termination is sought. No modification, amendment, supplement to or waiver of any provision of this Variation Agreement or the Licence Agreement will be binding upon the Parties unless made in a writing identifying the relevant provisions and signed by each Party through its authorized representative. A failure of either Party to exercise any right provided for herein shall not be deemed to be a waiver of any right hereunder.

3.2	Counterparts. This Variation Agreement may be executed in one or more counterparts (any one of which may be by facsimile or PDF), all of which shall constitute one and the same agreement.

3.3	Continuing agreement. Other than varied herein the Licence Agreement continues in full force and effect.

IN WITNESS WHEREOF, each Party has executed this Agreement as of the Effective Date.

LICENSOR:	LICENSEE:

Life Science Biosensor Diagnostics Pty Ltd.	Glucose Biosensor Sensor Systems (Greater China) Holdings Inc

By:	By:

Name:	Name:

Title:	Title:

Date:	Date: